787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 30, 2019

VIA EDGAR

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Multi-Manager Alternative Fund (the “Fund”)

Securities Act File No. 333-218923 and

Investment Company Act File No. 811-22671

Dear Mr. Oh:

On behalf of the Fund, we are hereby filing an amendment to the Fund’s registration statement (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment incorporates the Fund’s most recent annual financial statements and updates certain disclosure. In addition, the Amendment incorporates changes based on comments provided by the staff of the Division of Investment Management’s Disclosure Review and Accounting Office (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with Mindy Rotter of the SEC and the undersigned on July 17, 2019 and a telephone conversation with Mr. Oh and the undersigned on July 24, 2019 regarding Post-Effective Amendment No. 5 to the Registration Statement.

This letter responds to the Staff’s comments. For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

General

Comment No. 1:    Please provide a response letter in the form of EDGAR correspondence prior to the effective date of the filing.

Response:    The Fund is responding as requested.

Accounting

Comment No. 2:    Please fill in the references to the name of the independent registered public accounting firm and file the consent of the independent registered public accounting firm of the Fund.

Response:     This information will be included in the Amendment. The Fund will file the consent of its independent registered public accounting firm in the Amendment.

Comment No. 3:    In the Financial Highlights table on page 28 the following information does not match up to the annual report as of March 31, 2019:

Year Ended March 31, 2019
Ratio to average net assets of:
Expenses, net of waivers/ reimbursements(d)(e)(f)	1.27%
Expenses, before waivers/ reimbursements(d)(e)(f)	1.49%

Similarly, the following information in footnote (d) to the Financial Highlights table does not match up to the annual report as of March 31, 2019:

Year Ended March 31, 2019
Net of waivers/reimbursements	1.27%
Before waivers/reimbursements	1.49%

Response:     The Fund will update the information in the Amendment so that it matches the annual report as of March 31, 2019 so that “1.27%” is replaced with “1.28%” and “1.49%” is replaced with “1.50%” in the disclosures cited above.

Cover Page

Comment No. 4:    Footnote 1 on the Cover Page under “Calculation of Registration Fee under the Securities Act of 1933” provides that the “Registrant’s net asset value per share of beneficial interest as of June 30, 2017.” Please update.

Response:     The Fund is not registering any additional shares in this Amendment. As a result, the facing sheet properly reflects the Fund’s net asset value used for purposes of calculating the registration fee as of June 30, 2017.

Prospectus

Comment No. 5:    Please consider retaining the following disclosure in the lengthier discussion in the Fund’s Prospectus under “Current Market Conditions and Governmental Actions” as it is still currently applicable:

“The Swap Margin Rules began the phase-in period for initial margin on September 1, 2016, which ends on September 1, 2020.”

Response:     The Fund respectfully submits that its current disclosure is sufficient.

Comment No. 6:    Please revise footnote 5 in the section titled “Summary of Fees and Expenses” to explain the fee waiver in more detail. For example, disclose that the fee waiver is in effect for at least a year from the effective date of the registration statement and can only be terminated prior to that end date with Board approval.

Response:     The Fund will update footnote 5 as marked below:

(5) To the extent permitted by applicable law, the Fund may invest all or some of its cash in a money market fund advised or managed by the Investment Manager or an affiliate of the Investment Manager. Currently, the Fund expects to invest cash balances in AB Government Money Market Portfolio (the “Money Market Portfolio”). In connection with the Fund’s investments in the Money Market Portfolio, the Investment Manager has contractually agreed to waive its management fee from the Fund and/or reimburse other expenses of the Fund in an amount equal to the Fund’s pro rata share of the Money Market Portfolio’s effective management fee, as included under Acquired Fund Fees and Expenses. This waiver cannot be terminated prior to July 31, 2020 without the Board of Trustees’ consent. See the section titled “Investment Advisory and Management Arrangements — Management Agreement” for more information.

Comment No. 7:    In the section titled “Summary of Fees and Expenses”, it shows that the “Total Annual Fund Expenses After Fee Waiver and/or Reimbursement” increased from last year. In the first Example table, it shows that the fees and expenses increased in Year 1 but decreases in Years 3, 5, 10 from the fees and expenses from last year. In the second Example table, the fees and expenses stayed the same in Year 1 and decreases in Years 3, 5 and 10 from the fees and expenses from last year. Please supplementally explain why that is the case.

Response:     The figures in the Examples tables from last year only incorporated the management fee waiver with respect the Year 1 figures and the management fee waiver was not included for purposes of calculating the figures in Years 3, 5 and 10 in the Example Tables.

Please note that the fees and expenses table will be updated in the Amendment to reflect that the Total Annual Fund Expenses After Fee Waiver and/or Reimbursement is 7.20%. This revision will reflect a decrease of 0.05% in the Total Annual Fund Expenses After Fee Waiver and/or Reimbursement from last year (which was 7.25%).

Accordingly, the Example tables will also be revised as follows (marked against the tables from last year). Each of the numbers is lower than last year as a result of the decrease in Total Annual Fund Expenses After Fee Waiver and/or Reimbursement since last year.

Example:

You would pay the following fees and expenses on a $20,000 investment in the Fund, assuming a 5% annual return:

1 Year	3 Years	5 Years	10 Years
~~$1,434~~ $1,424	~~$4,385~~ $4,183	~~$7,175~~ $6,821	~~$13,504~~ $12,992

Additional Example:

You would pay the following fees and expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

1 Year	3 Years	5 Years	10 Years
~~$72~~ $71	~~$219~~ $209	~~$359~~ $341	~~$675~~$646

Comment No. 8:    In the table titled “Biographical Information of the Trustees of the Fund,” please confirm that the appropriate disclosure has been provided in the column “Principal Occupation(s) during the Past Five Years and Other Information”.

Response:     The Fund confirms that the appropriate disclosure has been provided.

Comment No. 9:    The following disclosure was added: “For certain services under the Subsidiary Administration Agreement, the Subsidiary pays the Administrator an annual fee of $6,000.” Please disclose if the Fund is absorbing this cost.

Response:     The disclosure will be revised as requested as follows:

“For certain services under the Subsidiary Administration Agreement, the Subsidiary pays the Administrator an annual fee of $6,000, which is ultimately borne by the Fund.”

Part C – Other Information

Comment No. 10:    The signature page in Part C indicates that the Amendment was signed by Ms. Fisher on behalf of the Fund pursuant to a power of attorney. Please confirm that the signature complies with section 483(b) of the 1933 Act.

Response:     Pursuant to resolutions adopted by the board of directors of the Fund, officers of the Fund had authority to sign the Amendment on behalf of the Fund in their capacity as officers. The Fund confirms that additional Post-Effective Amendments to the Registration Statement will not be signed with the name of any officer signing on behalf of the Fund pursuant to a power of attorney.

If you have any questions or need further information, please call me at (202) 303-1232 or P. Jay Spinola at (212) 728-8970.

Sincerely,

/s/ Neesa P. Sood
Neesa P. Sood

cc:	Eric C. Freed, Esq., AllianceBernstein L.P.

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP

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